SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

D.R. HORTON, INC.

(Name of Subject Company (Issuer))

D.R. HORTON, INC.

(Name of Filing Persons (Offeror))

Zero Coupon Convertible Senior Notes due 2021

(Title of Class of Securities)

23331A AH 2

(CUSIP Number of Class of Securities)

Samuel R. Fuller

c/o D.R. Horton, Inc.

1901 Ascension Blvd., Suite 100

Arlington, TX 76006

(817) 856-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

Irwin F. Sentilles, Esq.

Gibson, Dunn & Crutcher LLP

2100 McKinney Ave., Suite 1100

Dallas, TX 75201

(214) 698-3100

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$213,320,379.49	$17,257.62

* Calculated solely for purposes of determining the filing fee. The purchase price of the Zero Coupon Convertible Senior Notes due 2021, as described herein, is $559.73 per $1,000 principal amount at maturity outstanding. As of March 26, 2003, there was $381,113,000.00 in aggregate principal amount at maturity outstanding, resulting in an aggregate maximum purchase price of $213,320,379.49.

** Previously paid. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $80.90 for each $1,000,000 of the transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.

Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3

☒ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Introductory Statement

This Amendment No. 1 to the Tender Offer Statement on Schedule TO-I is filed by D.R. Horton, Inc., a Delaware corporation (the “Company”), and relates to the offer to purchase the Zero Coupon Convertible Senior Notes due 2021 issued by the Company on May 11, 2001 (the “Securities”), upon the terms and subject to the conditions set forth in the Indenture (as defined below), the Company Notice, dated March 31, 2003 (the “Company Notice”), previously filed as Exhibit (a)(1)(A), the form of Purchase Notice (the “Purchase Notice”) previously filed as Exhibit (a)(1)(B) and the related offer materials previously filed as Exhibits (a)(1)(C) to (d)(2) to the Schedule TO-I (which Company Notice, Purchase Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the “Option”).

The Schedule TO-I, filed with the Securities and Exchange Commission on April 14, 2003, is hereby amended and supplemented as follows:

Items 1 through 9 and 11 through 13.

The Schedule TO-I, which expressly incorporated by reference the Company Notice and the Purchase Notice, is hereby amended and supplemented as follows:

(1) Section 2.4 of the Company Notice, entitled “Market for the Securities and D.R. Horton Common Stock,” is hereby amended and supplemented by inserting the following after the first sentence thereof: “We do not believe that any of the Securities have ever been traded on the New York Stock Exchange and we believe that any trading of the Securities have occurred over-the-counter for which public quotations are not available.”

(2) Section 5 of the Company Notice, entitled “Payment for Surrendered Securities,” is hereby amended and supplemented by inserting the following paragraph at the end thereof:

“Our $805 million unsecured revolving credit facility, including $125 million which may be used for letters of credit, is with Bank of America, N.A., as administrative agent, and the other lenders named therein. The facility matures in January 2006, and is guaranteed by substantially all of our subsidiaries other than those that make up our financial services segment. Borrowings bear daily interest at rates based upon the London Interbank Offered Rate (LIBOR) plus a spread based upon our ratio of debt to tangible net worth. The interest rate applicable to the revolving credit facility at December 31, 2002 was 3.0%. We have entered into multi-year interest rate swap agreements, aggregating a notional amount of $200 million, that have the effect of fixing the interest rate on a portion of the variable rate revolving credit facility at 5.1%. In addition to the stated interest rates, the revolving credit facility requires us to pay certain fees. Under the debt covenants associated with the revolving credit facility, our additional borrowing capacity under it is limited to the lesser of the unused portion of the facility, $688.9 million at December 31, 2002, or an amount determined under a borrowing base arrangement. Under the borrowing base limitation, the sum of our senior debt and the amount drawn under our revolving credit facility may not exceed certain percentages of the various categories of our unencumbered inventory. At December 31, 2002, the borrowing base arrangement would have limited our additional borrowing capacity from any source to $1,195.5 million. At December 31, 2002, we were in compliance with all of the covenants, limitations and restrictions that form a part of our public debt obligations and our bank revolving credit facility. We have no current plans or arrangements to repay the revolving credit facility if we are required to borrow funds to purchase the Securities.”

(3) Section 10 of the Company Notice, entitled “United States Tax Consequences,” is hereby amended and supplemented by deleting the phrase “which is for general information only” from the first sentence of the first paragraph thereof.

(4) The third paragraph of Page 2 of the form of Purchase Notice is hereby amended to delete the clause “the undersigned has read and agrees to all of the terms of this Company Notice and this Purchase Notice” and is replaced in its entirety with the following text:

“The undersigned hereby represents and warrants that:

(a)	the undersigned owns the Securities surrendered hereby as contemplated by Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended, and has full power and authority to validly surrender the Securities surrendered hereby;

(b)	when and to the extent the Company accepts such Securities for payment, the Company will acquire good, marketable and unencumbered title to them, free and clear of all security interests, liens, charges, encumbrances, conditional sales agreements or other obligations relating to their surrender or transfer, and not subject to any adverse claim; and

(c)	on request, the undersigned will execute and deliver any additional documents that the Paying Agent or the Company deems necessary or desirable to complete the surrender of the Securities surrendered for purchase hereby and accepted for payment.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

D.R. HORTON, INC.

By:	/s/ Samuel R. Fuller
Samuel R. Fuller Executive Vice President, Treasurer and Chief Financial Officer

Dated: April 25, 2003